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Exhibit 12

Abbott Laboratories
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

        (dollars in millions except ratio)

Three Months Ended March 31, 2005
Earnings from Continuing Operations	$838
Add (deduct):
Taxes on earnings from continuing operations	340
Capitalized interest cost, net of amortization	(2)
Minority interest	2

Earnings from Continuing Operations as adjusted	$1,178

Fixed Charges:
Interest on long-term and short-term debt	57
Capitalized interest cost	6
Rental expense representative of an interest factor	16

Total Fixed Charges	79

Total adjusted earnings available for payment of fixed charges	$1,257

Ratio of earnings to fixed charges	15.9

NOTE: For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.

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  Exhibit 12